March 5, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Sir/Madam:

On behalf of Arrow Investments Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 71 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to facilitate the planned reorganization of the Reverse Cap Weighted U.S. Large Cap ETF (the “Predecessor Fund”), a series of ETF Series Solutions, into the Arrow Reverse Cap 500 ETF (the “Fund”), a newly created series of the Trust. The investment objective, strategies, risks and fundamental policies of the Fund are identical, or nearly identical, to those of the Predecessor Fund. The Trust will soon file a Form N-14 regarding the reorganization.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Krisztina Nadasdy at (614) 469-3243.

Very truly yours,

/s/Krisztina Nadasdy____

Krisztina Nadasdy

Krisztina.Nadasdy@ThompsonHine.com Direct: 614.469.3243